Heller Ehrman LLP

December 1, 2006

Via EDGAR and Hand Delivery

Jeffrey Riedler

Gregory S. Belliston

U.S. Securities and Exchange Commission

100 F Street, N.W.

Mail Stop 6010

Washington, DC  20549

Re:	Obagi Medical Products, Inc.
Registration Statement on Form S-1, Amendment No. 4
Filed December 1, 2006
File No. 333-137272

Dear Mr. Riedler and Mr. Belliston:

                On behalf of Obagi Medical Products, Inc. (“Obagi” or the “Company”), we are responding to the Staff’s letter dated November 30, 2006 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).  In response to the comments set forth in the Comment Letter, the Registration Statement has been amended and Obagi is filing pre-effective Amendment No. 4 to the Registration Statement (“Amendment No. 4”) with this response letter.  For your convenience, we have repeated the Staff’s comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

FORM S-1

We may be sued by Austin McNamara….., page 24

1.                          We note the trusts allege that you breached the agreement because “the form of note [you] tendered did not comply with the terms of the Investor’s Rights Agreement.”  We also note that you “believe that the form of note complied with the terms of the Investor’s Rights Agreement.”  Please explain why you think the form of note conforms as well as the basis for Mr. McNamara’s assertion that it does not.  Also, please state whether the valuation and the amount of payment are in dispute at this point.

In response to the Staff’s comment, we have added the requested disclosure on pages 24 and 123.

Jeffrey Riedler

Gregory S. Belliston

U.S. Securities and Exchange Commission

December 1, 2006

Use of Proceeds, page 33

2.                          We note you are required to repay approximately $35.0 million of indebtedness with the offering proceeds, and you “intend to use the remainder of such net proceeds for general corporate purposes, including funding working capital, the possible expansion of [your] research and development efforts, the possible development of [your] manufacturing capabilities and potential acquisitions of products or businesses.”  We note the additional disclosure that you “cannot specify with certainty all of the particular uses for the net proceeds.”  Please state an approximate dollar amount to be used for each purpose, based on the company’s current plans.

In response to the Staff’s comment, we have revised the disclosure to state an approximate dollar amount to be used for certain purposes, based on the Company’s current plans.

Obagi Professional-C, page 81

3.                          We note “Professional-C contains the most therapeutic and stable topical form of Vitamin C, L-ascorbic acid.”  Please delete this statement from your filing.  Since the Professional-C products are cosmetics, it appears that claims regarding the products’ therapeutic benefits should not be in the filing.

In response to the Staff’s comment, we have revised the disclosure to delete the above referenced sentence.

Report of independent registered public accounting firm, page F-2

4.                          Please remove the prelude to the report regarding the stock split prior to going effective and provide an updated consent from your auditors.

We note the Staff’s comment, and confirm that the prelude to the report regarding the stock split will be removed prior to going effective and we will provide an updated consent from our auditors.

Exhibit 5.1:  Legal Opinion

5.                          We note the opinion covers “the General Corporation Law of the State of Delaware.”  Please confirm to us that this reference and limitation to “the General Corporation Law of the State of Delaware” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

In response to the Staff’s comment, we hereby confirm to you that this reference and limitation to “the General Corporation Law of the State of Delaware” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.  We have revised Exhibit 5.1 to clarify this statement.

We would very much appreciate the Staff’s prompt review of Amendment No. 4.  Should you have any follow-up questions, please call Molly Gardner at (212) 847-8757 or the undersigned at (212) 847-8742.

Sincerely,

                /s/ Heller Ehrman LLP

                Heller Ehrman LLP

                Kevin T. Collins

cc:           Steven R. Carlson

                                                Obagi Medical Products, Inc.